Exhibit 99.18

CONSENT OF G. CLOW

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F/A for the year ended December 31, 2012 of IAMGOLD Corporation.

/s/ Graham G. Clow
By:	Graham G. Clow, P.Eng
Title:	Principal Mining Engineer
Company:	Roscoe Postle Associates Inc.

Dated:	January 14, 2014